[LETTERHEAD OF BREYER & ASSOCIATES PC]

September 4, 2014

Via EDGAR and Hand Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:           Josh Samples, Staff Attorney

Re:           First Northwest Bancorp
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-185101

Dear Mr. Samples:

On behalf of First Northwest Bancorp, Port Angeles, Washington (“Company”), enclosed is a copy of pre-effective Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (“Form S-1”), including exhibits, which is being filed today via EDGAR.

The revisions contained in Amendment No. 2 were made primarily in response to comments received from the Staff of the Securities and Exchange Commission (“SEC”), the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.  All changes have been marked.  The responses below are numbered to correspond to the numbers on the SEC comments and the enclosed copy of Amendment No. 2 contains numbered references to each comment in the right margin.

Amendment No. 1 to Registration Statement on Form S-1

Summary

How We Will Use the Proceeds Raised from the Sale of Common Stock, page 9

1.
We note your plan to fund First Federal Community Foundation with proceeds from the offering. Please include your planned contributions to the foundation in the table and make corresponding revisions to the use of proceeds table on page 38.

Response – The table included in the section entitled “How We Will Use the Proceeds Raised from the Sale of Common Stock” and the table on page 39 (formerly page 38) have been revised to reflect our planned contributions to the foundation.

Limitations on the Purchase of Common Stock in the Conversion, page 10

2.
We note your disclosure on page 5 that tax-qualified plans may purchase up to 10% of the shares sold in the offering; however, your disclosure here states that such plans may purchase up to 8%. Please reconcile these disclosures.

Response – The disclosure included in the section entitled “Limitations on the Purchase of Common Stock in the Conversion” and on page 10 have been reconciled.

Securities and Exchange Commission
September 4, 2014

How We Intend to Use the Proceeds from This Offering, page 38

3.
We note your response to comment 2 of our letter dated December 19, 2012. Please include the previously requested disclosure regarding the selling agent fees, by footnote or otherwise, in the use of proceeds table on page 38 and in your pro forma data starting on page 45.

4.
Response – The disclosure included in the section entitled “How We Intend to Use the Proceeds from This Offering” has been revised to reflect the selling agent fees in the use of proceeds table on page 39 and in the pro forma data starting on page 46.

Exhibit 8.1

5.	The next-to-last paragraph of your opinion is inappropriate. Please delete it.

Response – The opinion from Silver, Freedman, Taff & Tiernan, L.L.P. has been revised in response to this comment.

Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

*****

Any questions regarding the responses to the accounting comments should be directed to Regina M. Wood, Chief Financial Officer, First Northwest Bancorp [telephone: (360) 565-8551, Fax: (360) 452-7801 and email:  regina.wood@ourfirstfed.com].

We appreciate the Staff’s assistance in reviewing Amendment No. 2, and request that the Staff direct any questions concerning the responses to the legal comments to the undersigned.

Sincerely,

/s/John F. Breyer, Jr.

John F. Breyer, Jr.

JFB/ktr/1330
Enclosures
cc:           Christina Harley, Staff Attorney, Securities and Exchange Commission
Gus Rodriguez, Staff Accountant, Securities and Exchange Commission
Larry Hueth, President and Chief Executive Officer, First Federal Savings and Loan
     Association of Port Angeles
Regina M. Wood, Chief Financial Officer, First Federal Savings and Loan Association
     of Port Angeles
Jeff Green, CPA, Partner, Moss Adams LLP